August 11, 2011

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Registrant")
Registration Statements on Form 40-F
Consent of Expert

This letter is provided in connection with the Registrant’s registration statement on Form 40-F to be filed by the Registrant with the United States Securities and Exchange Commission and any amendments thereto (the "Registration Statement").

I hereby consent to the use of my name with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  Technical Report on the Ventanas Epithermal Silver-gold Property dated January 27, 2009 and to references to the Technical Reports, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Registration Statement.

Sincerely,

/s/Ian D. Trinder
Ian D. Trinder, M.Sc., P.Geo.